Credit Market Spreads vs. Historical Default Rates October 31, 2008

Credit market pricing reflects expectations of near-term default rates far in excess of historical experience. Assuming 40% recovery rates:

Investment Grade: Pricing in over 2x more defaults than those experienced during the previous peak (1938). High Yield: Pricing in higher default rates than those experienced in 1933.

Market-Implied Default Rates*

Implied One-Year Default Rate

30% 25% 20% 15% 10% 5% 0%

20% 30% 40% 50% 60%

Assumed Recovery Rate

Investment Grade IG/HY Crossover High Yield

Worst Historical 1-year IG Default

Rate (1938)

Worst Historical 1-year HY Default Rate (1933)

* Incorporates widely-quoted prices for investment grade (current annual cost of protection of 212 basis points), crossover (468 basis points), and high-yield (1133 basis points) credit default swap market indices. “Worst historical” default rates reflect peak historical default rates reported by Moody’s.

Sources: Market data, Bloomberg, Moody’s Investors Service

The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

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